Bonanza

AMERICAN BONANZA GOLD MINING CORP.
Suite 1606 - 675 West Hastings Street
Vancouver, British Columbia
Canada V6B 1N2

NOTICE OF ANNUAL AND EXTRAORDINARY
GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) of American Bonanza Gold Mining Corp. (the “Corporation”) will be held in the Gibson Suite at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, on Friday, June 11, 2004, at the hour of 2:00 p.m., for the following purposes:

1.	To receive and consider the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2003 and the Auditor’s Report thereon;

2.	To fix the number of directors for the ensuing year at four;

3.	To elect four directors to serve until the next annual general meeting of shareholders or until their successors are elected or appointed;

4.	To appoint Tony M. Ricci Inc., Chartered Accountant as auditor of the Corporation and to authorize the directors to fix their remuneration;

5.	To approve the Corporation’s Stock Option Plan; and

6.	To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The Board of Directors has fixed April 27, 2004 as the record date for determining the shareholders who are entitled to vote at the Meeting. Shareholders who are unable to attend the Meeting in person are requested to read, complete, sign and mail the enclosed Form of Proxy in accordance with the instructions of their broker or as set out in the proxy form and in the Proxy Statement and Information Circular accompanying this Notice. Please advise Computershare Trust Company of Canada of any change in your mailing address.

DATED at Vancouver, British Columbia this 7th day of May, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

Signed: Giulio T. Bonifacio
Executive Vice President, Chief Financial Officer
& Corporate Secretary